UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Unified Grocers, Inc.

(Name of Issuer)

Class A Shares, no par value

Class B Shares, no par value

Class E Shares, no par value

(Titles of Class of Securities)

None

(CUSIP Numbers)

Karla C. Robertson

Executive Vice President, General Counsel and Corporate Secretary

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, MN 55344

(952) 828-4000

Copies to:

Michael A. Stanchfield

Kate Sherburne

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 S. Seventh Street

Minneapolis, MN 55402

(612) 766-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. None	13D

1	Names of Reporting Person SUPERVALU INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power(1) Class A Shares: 4,550 Class B Shares: 92,814 Class E Shares: 17,941

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person(1) Class A Shares: 4,550 Class B Shares: 92,814 Class E Shares: 17,941

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (1) Class A Shares: 3.7% Class B Shares: 23.0% Class E Shares: 20.8%

14	Type of Reporting Person CO

(1)              Beneficial ownership of the Class A Shares, no par value per share (“Class A Shares”), Class B Shares, no par value per share (“Class B Shares”), and Class E Shares, no par value per share (“Class E Shares”), of Unified Grocers, Inc., a California corporation (“Unified”), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Unified Class A Shares, Class B Shares, or Class E Shares by virtue of the Voting Agreements described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such Unified Class A Shares, Class B Shares or Class E Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. Based on 121,450 Class A Shares, 403,325 Class B Shares, and 86,370 Class E Shares outstanding on April 7, 2017, in reliance on the representation made by Unified in the Agreement and Plan of Merger, dated as of April 10, 2017, by and among Unified, the Reporting Person, West Acquisition Corporation, a California corporation and wholly owned subsidiary of the Reporting Person.

Item 1.          Security and Issuer

This statement on Schedule 13D relates to the Class A Shares, Class B Shares, and Class E Shares, issued by Unified. The principal executive offices of Unified are located at 5200 Sheila Street, Commerce, CA 90040.

Item 2.          Identity and Background

(a)-(c); (f) This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by SUPERVALU INC., a Delaware corporation (“SUPERVALU” or the “Reporting Person”). The address of the principal business and the principal office of the Reporting Person is 11840 Valley View Road, Eden Prairie, MN 55344. The principal business of the Reporting Person is grocery wholesale and retail. The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Person is set forth on Schedule A.

(d)-(e) During the last five years, the Reporting Person has not, and to the knowledge of the Reporting Person, none of the persons listed on Schedule A have, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

As an inducement for SUPERVALU to enter into the Merger Agreement described in Item 4 below and in consideration thereof, each shareholder of Unified who has a representative on the board of directors of Unified, who collectively have voting control over approximately 3.7% of the Class A Shares, 23.0% of the Class B Shares and 20.8% of the Class E Shares entered into a Voting Agreement with SUPERVALU relating to the Merger Agreement (discussed in Item 4 below). SUPERVALU did not pay additional consideration to those shareholders or directors of Unified in connection with the execution and delivery of the Voting Agreements and thus no funds were used for such purpose.

Item 4.          Purpose of Transaction

(a)-(j) This statement on Schedule 13D is being filed in connection with the Merger Agreement (defined below) and the Voting Agreements (defined below).

Merger Agreement

On April 10, 2017, SUPERVALU, West Acquisition Corporation, a California corporation and wholly owned subsidiary of SUPERVALU (“Merger Sub”), and Unified entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which SUPERVALU will acquire Unified in a transaction valued at approximately $375 million, comprised of approximately $114 million in cash for 100% of the outstanding stock of Unified plus the assumption and payoff of Unified net debt at closing (approximately $261 million as of April 1, 2017).

On the terms and subject to the conditions set forth in the Merger Agreement, at the closing of the transactions contemplated thereby (the “Closing”), Merger Sub will merge with and into Unified (the “Merger”) with Unified surviving the Merger as a wholly owned subsidiary of SUPERVALU, and the shares of Unified will be converted into the right to receive from SUPERVALU at the Closing approximately $114 million in cash in the aggregate.

As further provided in the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement is subject to certain closing conditions, including (i) approval of the Merger by the shareholders of Unified, (ii) any applicable waiting periods (or extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated, (iii) the absence of any order by any governmental entity that restrains, enjoins or otherwise prohibits the Merger, (iv) the accuracy of the representations and warranties of the parties (generally subject to a material adverse effect standard), (v) material compliance by the parties with their respective obligations under the Merger Agreement, (vi) no material adverse effect having occurred with respect to the Unified business after entry into the Merger Agreement, and (vii) other customary closing conditions. The transaction is currently expected to be completed in mid- to late summer 2017.

Under the terms of the Merger Agreement, SUPERVALU will be entitled to receive a termination fee of $8,000,000, plus reimbursement of up to $1,000,000 in costs and expenses, in the event that the Merger Agreement is terminated by Unified under certain circumstances, including as a result of a change in the recommendation of the board of directors of Unified. In addition, a reverse termination fee of $9,500,000 may be payable by SUPERVALU to Unified upon termination of the Merger Agreement under certain circumstances, including if SUPERVALU is unable to obtain antitrust approval before January 5, 2018.

The Merger Agreement contains customary representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of SUPERVALU, Unified, any of their respective subsidiaries or affiliates or the Unified business. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about SUPERVALU, Unified, any of their respective subsidiaries or affiliates or the Unified business.

SUPERVALU expects to obtain “representation and warranty” insurance from certain insurers, which will provide coverage for certain breaches and warranties of Unified contained in the Merger Agreement, subject to deductibles, exclusions, policy limits, and certain other terms and conditions.

Voting Agreements

As a condition and inducement to the willingness of SUPERVALU and the Merger Sub to enter into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, SUPERVALU entered into voting agreements (the “Voting Agreements”) with each shareholder of Unified who has a representative on the board of directors of Unified. The Voting Agreements generally require the respective shareholders to vote all of their shares in favor of the approval of the Merger Agreement and certain related matters as applicable and against alternative acquisition proposals and generally prohibit them from entering into agreements regarding or transferring their shares, subject to certain exceptions. The Voting Agreements will terminate upon the earlier to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) a written agreement between SUPERVALU and the applicable shareholder terminating the applicable agreement.

Except as set forth in this statement and in connection with the Merger described above, the Reporting Person does not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 11, 2017. A copy of the form of Voting Agreement, listed as Exhibit 2.2 hereto, is filed herewith.

Item 5.          Interest in Securities of the Issuer

(a) and (b) Pursuant to the rights afforded to it under the Voting Agreements, SUPERVALU may be deemed to have shared power to vote up to an aggregate of 115,305 shares (comprised of 4,550 Class A Shares, 92,814 Class B Shares and 17,941 Class E Shares) in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, SUPERVALU may be deemed to be the beneficial owner of an aggregate of 115,305 shares. Based on the number of outstanding shares of Unified Class A Shares, Class B Shares, and Class E Shares on April 7, 2017, in reliance on the representation made by Unified in the Merger Agreement, SUPERVALU may be deemed to beneficially own approximately 3.7% of the Class A Shares, 23.0% of the Class B Shares and 20.8% of the Class E Shares of Unified. SUPERVALU expressly disclaims beneficial ownership of all of the shares of Unified Class A Shares, Class B Shares and Class E Shares subject to the Voting Agreements.

(c) To the knowledge of SUPERVALU, none of the persons listed on Schedule A beneficially own any Unified Class A Shares, Class B Shares, or Class E Shares.

(d) SUPERVALU has no right to receive dividends from, or the proceeds from the sale of, the shares of Unified Class A Shares, Class B Shares, or Class E Shares subject to the Voting Agreements.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreements described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any Reporting Person subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of Unified, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.          Material to Be Filed as Exhibits

2.1                               Agreement and Plan of Merger, dated as of April 10, 2017, by and among SUPERVALU INC., West Acquisition Corporation, and Unified Grocers, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Unified Grocers, Inc. with the SEC on April 11, 2017).

2.2                               Form of Voting Agreement.*

*        Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2017	SUPERVALU INC.

/s/ Karla C. Robertson
Name: Karla C. Robertson
Title: Executive Vice President, General Counsel and Corporate Secretary

SCHEDULE A

Directors and Executive Officers of SUPERVALU INC.

The following is a list of the directors and executive officers of SUPERVALU INC. (“SUPERVALU”), setting forth the name, residence or business address, present position with SUPERVALU and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States of America. The principal address of SUPERVALU and the current business address for each individual listed below is 11840 Valley View Road, Eden Prairie, MN 55344.

Name	Present Principal Occupation Including Name of Employer
Directors

Donald R. Chappel	Director; Senior Vice President and Chief Financial Officer of The Williams Companies, Inc.

Irwin S. Cohen	Director; Retired Partner of Deloitte & Touche LLP

Philip L. Francis	Director; Retired Chief Executive Officer of PetSmart, Inc.

Mark Gross	Director; President and Chief Executive Officer of SUPERVALU INC.

Eric G. Johnson	Director; President and Chief Executive Officer of Baldwin Richardson Foods Company

Mathew M. Pendo	Director; Managing Director of Oaktree Capital

Francesca Ruiz de Luzuriaga	Director; Independent Business Development Consultant

Wayne C. Sales	Director; Interim Chief Executive Officer of Fleet Wholesale Supply Co. Inc. dba Mills Fleet Farm

Frank A. Savage	Director; Senior Advisor to Lazard Ltd.

Gerald L. Storch	Director; Chief Executive Officer of Hudson’s Bay Company

Mary A. Winston	Director; Founder and President of WinsCo Enterprises Inc.

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Bruce H. Besanko	Executive Vice President, Chief Operating Officer and Chief Financial Officer

Randy Burdick	Executive Vice President, Chief Information Officer

Anne Dament	Senior Vice President, Retail, Merchandising and Marketing

Susan S. Grafton	Senior Vice President, Finance, and Chief Accounting Officer

Karla C. Robertson	Executive Vice President, General Counsel and Corporate Secretary

Michael Stigers	Executive Vice President, Wholesale

James Weidenheimer	Executive Vice President, Corporate Development and Chief Innovation Officer

Rob Woseth	Executive Vice President, Chief Strategy Officer